SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001 -21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 03, 2010

DATE, TIME AND PLACE: On May 03, 2010, at 11:00 am, in the Meeting Hall of the Board of Directors at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, No. 3,434, 1st Block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Company`s Board of Directors was gathered at the date, time and place above mentioned, in the presence of Messrs. Manoel Horácio Francisco da Silva, Luca Luciani, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Andrea Sandro Calabi and, pursuant to the provided for in Section 29, paragraph 2 of the Company’s By-Laws, Messrs. Gabriele Galateri di Genola e Suniglia, Marco Patuano, Andrea Mangoni and Stefano de Angelis attended the meeting by means of conference call. Also attended the meeting Messrs. Miguel Roberto Gherrize, Chairman of the Board of Auditors/Audit Committee, Claudio Zezza, Chief Financial and Investor Relations Officer, Antonino Ruggiero, Chief Wholesale Officer, José Maurício Bacellar, Press Relations and Sustainability Officer, Mario Girasole, Chief Regulatory Officer, and Alessandra Catanante, Secretary General and of the Board of Directors, as well as the representative of the independent auditors, PricewaterhouseCoopers (“PwC”).

BOARD: Mr. Manoel Horácio Francisco da Silva – Chairman; and Mrs. Alessandra Catanante – Secretary.

AGENDA: (1) To resolve on the quarterly information (“ITR”) of the Company dated as of March 31, 2010; (2) To accompany the relaunch plan of Intelig; (3) To accompany the budget of the period; (4) To resolve on the distribution, among the Board Members, of the compensation of the Board of Directors approved in the Annual and Extraordinary Shareholders’ Meeting held on April 27, 2010; (5) To resolve on the proposal of reformulation of the composition of the Company`s Board of Executive Officers; (6) To acknowledge about the progress and to resolve on the Company`s Social Projects; (7) To review the Company`s Code of Ethics; (8) To resolve on the inclusion of the subject Sustainability in the scope of the Internal Control and Corporate Governance Committee; and (9) Other matters related to the items of the agenda or even of general interest to the Company.

1/4

RESOLUTIONS: Upon review and discussion of the matters included in the agenda and the related material, which shall be filed in the Company`s headquarters, the Board Members resolved, by unanimous decision, to: (1) approve, based on the information furnished by the Company, the Board of Auditors/Audit Committee and the independent auditors, the quarterly information (“ITR”) of the Company dated as of March 31, 2010, which was subject to a limited revision by the independent auditors of the Company, PwC; (2) acknowledge about the relaunch plan of Intelig, upon presentation held by Messrs. Luca Luciani and Antonino Ruggiero, stating their satisfaction with the referred plan; (3) acknowledge about the budget realized in the period, upon presentation held by Messrs. Luca Luciani and Claudio Zezza; (4) approve the distribution, among the Board Members, of the compensation of the Board of Directors approved in the Annual and Extraordinary Shareholders’ Meeting held on April 27, 2010, pursuant to the document filed in the Company`s headquarters, being recorded hereby that Messrs. Gabriele Galateri di Genola e Suniglia, Luca Luciani, Marco Patuano, Andrea Mangoni and Stefano de Angelis expressly waived to their compensations; (5) approve the proposal related to the composition of the Company`s Board of Executive Officers, which is now comprised by the following positions: Diretor Presidente, Chief Financial Officer, Corporative Support Officer, Purchasing & Supply Chain Officer, Chief Commercial Officer and Chief Marketing Officer. It shall be noted in the current reformulation, as follows: (i) the position of Chief Financial Officer is the new designation for the position Diretor Financeiro and shall cumulate the function of Diretor de Relações com Investidores; (ii) the position of Corporative Support Officer comprises the functions of the Diretoria de Recursos Humanos and of the Diretoria Jurídica; (iii) the position of Purchasing & Supply Chain Officer is the new designation for the position Diretor de Suprimentos; and (iv) the creation of the positions Chief Commercial Officer and Chief Marketing Officer. Due to the reformulation referred above, the Board Members resolved to elect, to the Company`s Board of Executive Officer: (a) as Diretor Presidente, Mr. Luca Luciani, Italian citizen, married, bachelor in Economics, bearer of the identity card RNE No. V580529-W, enrolled with the IndividualTaxpayers` Registry of the Ministry of Finance (“CPF/MF”) under No. 059.837.507 -47, domiciled at Avenida das Américas, No. 3,434, 1st Block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (b) as Chief Financial Officer, Mr. Claudio Zezza, Italian citizen, married, bachelor in Economics, bearer of the Italian passport No. E021021, valid until March 16, 2015, enrolled with the CPF/MF under No. 060.808.147 -73, domiciled at Avenida das Américas, No. 3,434, 1st Block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (c) as Corporative Support Officer, Mr. Beniamino Bimonte, Italian citizen, separated, bachelor in Economics, bearer of the Italian passport No. E599563, valid until July 21, 2015, enrolled with the CPF/MF under No. 060.808.027 -67, domiciled at Avenida das Américas, No. 3,434, 1st Block, 2nd floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (d) as Purchasing & Supply Chain Officer,

2/4

Mr. Daniel Junqueira Pinto Hermeto, Brazilian citizen, married, eletrician engineer, bearer of the identity card No. 23.804.412 -9, enrolled with the CPF/MF under No. 004.078.756 -70, domiciled at Avenida das Américas, No. 3,434, 6th Block, 7th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (e) as Chief Commercial Officer, Mr. Lorenzo Federico Zanotti Lindner, Brazilian citizen, single, bachelor in Economics, bearer of the identity card No. 09.631.430 -7, enrolled with the CPF/MF under No. 025.275.667 -31, domiciled at Avenida das Américas, No. 3,434, 1st Block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; and (f) as Chief Marketing Officer, Mr. Rogerio Takayanagi, Brazilian citizen, married, engineer, bearer of the identity card No. 38.443.688 -2, enrolled with the CPF/MF under No. 645.463.651 -87, domiciled at Avenida das Américas, No. 3,434, 1st Block, 4th floor, Barra da Tijuca, in the City and State of Rio de Janeiro. The Executive Officers referred above shall remain in office until the first Board of Directors` Meeting to be held after the Annual Shareholders` Meeting of the year 2012. Due to the new composition of the Board of Executive Officers, with the creation of new positions, the Board Members resolved also to ratify the empowerment of the Company`s Executive Officers, pursuant to the 1st paragraph of the Section 34 of the Company`s By-Laws, as follows: according to the provided for in the Company’s By-Laws, the Diretor Presidente of the Company shall have the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company, provided the respect to the limits established by law and the Company`s By-Laws. The other Company`s Executive Officers, within their respective areas and always in compliance with the provisions of the Company’s ByLaws, shall have the authority to, acting individually, carry out acts and sign documents on behalf of the Company within the following empowerment: (a) Chief Financial Officer: (i) for financial and treasury operations, including borrowing and lending, authorizing and making payments, transfers, investments and withdrawals, assignment and discount of bonds, up to a maximum amount of thirty million Reais (R$ 30,000,000.00) per operation or serial of related operations; and (ii) for all the other operations, up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or serial of related operations; (b) Corporative Support Officer, Purchasing & Supply Chain Officer, Chief Commercial Officer and Chief Marketing Officer: up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or serial of related operations. The Company`s Executive Officers shall have the authority to grant instruments of power-of-attorney on behalf of the Company up to their respective empowerment set forth above, provided the respect to the Company`s By-Laws; (6) acknowledge about the progress of the Social Project of the Company regarding the Espaço TIM UFMG do Conhecimento and to ratify the donation by the Subsidiary TIM Celular S.A., in the amount of one million Reais (R$ 1,000,000.00), for its maintenance in the fiscal year 2010; (7) approve the revision of the Company`s Code of Ethics, pursuant to the material presented to the Board Members and which shall be filed in the Company`s headquarters; (8) approve the inclusion of the subject Sustainability in the scope of the Internal Control and Corporate

3/4

Governance Committee, becoming the referred Special Advisory Committee responsible also for the accompaniment and overall supervision of the Company`s politics regarding Sustainability, aiming to concretize the commitment with the sustainable development; and (9) acknowledge about the execution, by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), as Intervening Party, of a Performance Promise Instrument before the Administrative Council for Economic Defense (“CADE”), dated as of April 28, 2010, as a condition for the approval of the Telco operation, Instrument which was also executed, as Promisors, by the entities Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca – Banca di Credito Finanziario S.p.A., and which purports to keep separate and independent the activities of the Telefónica and Telecom Italia Groups in the Brazilian telecommunications market and preserve and stimulate the competition conditions in such segment, recommending to the Diretor Presidente the adoption of all the appropriate measures for the compliance of the obligations undertaken by TIM Brasil on its behalf and on behalf of the entities of the Telecom Italia Group, upon execution of the referred Instrument.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the Board Members. Directors: Messrs. Manoel Horácio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Marco Patuano, Andrea Mangoni, Stefano de Angelis, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Andrea Sandro Calabi.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), May 03, 2010.

ALESSANDRA CATANANTE
Secretary General and of the Board of Directors

4/4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 04, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.